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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          VISIONAMERICA INCORPORATED
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                 681931101000
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                                (CUSIP Number)

                  Kenneth Wightman, Vice President of Finance
                          and Chief Financial Officer
                         ICON Laser Eye Centers, Inc.
                                1 Yonge Street
                       Toronto, Ontario, Canada M5E 1E5
                                (416) 364-0012
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 28, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-l(e), 240.13d-l(f)
                 or 240.13d-l(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.

          240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 68193110100

----------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       ICON Laser Eye Centers, Inc., a corporation organized and existing under the laws of the Province of Ontario
       1 Yonge Street
       Toronto, Ontario, Canada M5E 1E5

       Tax Id. No. N/A

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   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  .............................................................
       (b)  .............................................................

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   3.  SEC Use Only .....................................................

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   4.  Source of Funds (See Instructions)....WC;.OO.........................

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   5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e) .........

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   6.  Citizenship or Place of Organization........Ontario, Canada..............

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              7.  Sole Voting Power         --1,440,000--
Number of
Shares
Beneficially  8.  Shared Voting Power       --0--
Owned by
Each
Reporting     9.  Sole Dispositive Power    --1,440,000--
Person
With
              10. Shared Dispositive Power  --0--

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   11. Aggregate Amount Beneficially Owned by Each Reporting Person

       --1,440,000 shares--
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   12. Check if the Aggregate Amount in Row (1l) Excludes Certain Shares (See
       Instructions) .........................................................

--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)

       --14.1%--
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)

       CO

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

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $.06 per share (the "Common Stock") of VisionAmerica Incorporated, a Delaware corporation (the "Company"), whose principal and executive office is located at 5350 Poplar Avenue, Suite 900, Memphis, TN 38119.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is being filed by ICON Laser Eye Centers, Inc., an Ontario corporation, whose address is 1 Yonge Street, Toronto, Ontario,
Canada M5E 1E5 ("ICON").   ICON is engaged in the business of owning and
operating laser vision correction centers in Canada, the United States and Europe. In the last five (5) years neither ICON nor any officer, director or controlling shareholder of ICON has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ICON has purchased 440,000 shares of the Company's common stock in the open market on various occasions from December 31, 1999 through January 13, 2000, using internal working capital. The Company purchased 1,000,000 shares of the Company's common stock on February 28, 2000 directly from the Company in a private transaction. The source of funds for the 1,000,000 share purchase was a loan in the principal amount of $4,000,000 from Quest Ventures Ltd. (the "Loan "). The Loan was made pursuant to a Loan Agreement dated February 15, 2000 between ICON and Quest Ventures Ltd. ("Quest"). The Loan bears interest at the rate of 12% per annum and matures on the earlier of August 31, 2000 or the date of any takeover of ICON, is evidenced by a promissory note in the principal amount of $4,000,000 and is secured by a security interest in substantially all the assets of ICON pursuant to a Commercial Security Agreement dated February 15, 2000 with Quest as the Secured Party. Under the Loan Agreement, Quest received a bonus payment of 120,000 shares of freely tradeable ICON common stock.

ITEM 4. PURPOSE OF TRANSACTION

ICON has acquired the Common Stock of the Company as a strategic investment and intends to pursue a corporate combination consisting of a merger, consolidation, share exchange or other extraordinary transaction with the Company or its
shareholders (an "Extraordinary Transaction").   ICON and the Company have
entered into an Agreement dated February 24, 2000 pursuant to which ICON has acquired the 1,000,000 share block and the parties have agreed to attempt to negotiate such an Extraordinary Transaction and, in the interim, to explore cooperation in joint marketing efforts related to laser vision correction (the "Agreement"). Pursuant to the Agreement, ICON and the Company have agreed not to purchase any equity interests in the other prior to July 1, 2000, except pursuant to the terms of the Agreement or, in the case of ICON acquiring additional shares of the Company, in the event (i) that the Company breaches the Agreement, (ii) in the event that any party not related to ICON acquires or publicly announces its intention to acquire over 5% of the common stock of the Company, or (iii) the Company sells or agrees to sell over 5% of its common
stock to any entity.   If the Company and ICON have not reached a definitive
agreement on or prior to July 1, 2000 to effect an Extraordinary Transaction, the standstill provisions expire and ICON may elect to make further purchases of the Company's common stock in the open market, in negotiated transactions or in any combination thereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

In the aggregate, ICON's beneficial ownership of Common Stock of the Company at the date of this Schedule 13D filing is 1,440,000 shares, or 14.1%, of the issued and outstanding shares of the Company's common stock, based on the most recently available information. The Acquirer has sole voting power and disposition power over all 1,440,000 shares.

ICON has purchased 440,000 shares of the Company's common stock in the open market on various occasions from December 31, 1999 through January 13, 2000 at prices ranging from $3.01 to $5.10 per share and 1,000,000 shares at a purchase price of $4.00 per share directly from the Company on February 28, 2000 in a private transaction pursuant to the Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Agreement, ICON and the Company have agreed not to purchase any equity interests in the other except pursuant to the terms of the Agreement or, in the case of ICON acquiring additional shares of the Company, in the event (i) that the Company breaches the Agreement, (ii) in the event that any party not related to ICON acquires or publicly announces its intention to acquire over 5% of the common stock of the Company, or (iii) the Company sells or agrees to sell
over 5% of its common stock to any entity.   Under the Agreement, if ICON has
concluded that the parties cannot proceed with an Extraordinary Transaction, ICON may, within 10 days from May 1, 2000, request that the Company register the 1,000,000 shares with the Commission on Form S-1. The Company has agreed that, upon receipt of such a request, it will use its reasonable best efforts to cause such registration statement to become effective on or before June 30, 2000. In the event that the 1,000,000 shares have not been registered on or prior to June 30, or if earlier, the date on which the Company announces an intention to be purchased by or to enter into an Extraordinary Transaction with any third party, the Company has agreed to issue to ICON warrants to acquire up to 1,000,000 shares of the Company's common stock, with an exercise price equal to the market price of such common stock at the time of issuance, based on an average price calculation. The warrants are to expire at the earlier of the date that is two years from their date of issuance and the date of the consummation of an Extraordinary Transaction between ICON and the Company.

Under the Loan Agreement, ICON must hold the shares of the Company's common stock in a brokerage account at Thomson Kernaghan, and may only sell or buy shares of the Company's common stock, but may not withdraw cash from the proceeds of any sale until the loan is repaid in full. Under the Loan Agreement and the Commercial Security Agreement the 1,000,000 shares are part of the collateral securing ICON's obligations under the Loan. As such, the shares are subject to usual and customary provisions regarding control of those shares in the case of any event of default under the Loan Agreement and the Commercial Security Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following agreements are filed as Exhibits to this Schedule 13D.

          Agreement dated February 24, 2000 between ICON Laser Eye Centers, Inc. and VisionAmerica Incorporated

          Loan Agreement dated February 15, 2000 between ICON Laser Eye Centers, Inc. and Quest Ventures Ltd.

          Security Agreement dated February 15, 2000 between ICON Laser Eye Centers, Inc. and Quest Ventures Ltd.

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 9, 2000
------------------------------
Date


ICON Laser Eye Centers, Inc.


By:___________________________
   Kenneth Wightman
   Vice President of Finance
    and Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)